UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 9, 2020 (June 30, 2020)

YouNow, Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1485 Fifth Avenue #25D

New York, NY 10035

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9. Other Events

Defined terms in this filing shall have the same meaning as such terms have been given in the offering circular of YouNow, Inc. (the “Company”) dated and filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 7, 2020 (the “Offering Circular”), as it may be amended or supplemented from time to time, including an amendment filed but not yet qualified on June 23, 2020.

During the second quarter of 2020, users of Props Apps completed in-app activities necessary to earn 7,951,711.68 Pending Props as rewards. As described in the Offering Circular, Pending Props are provisional accounting entries until the user completes certain minimum steps in order to receive Props Tokens in their digital wallet. The necessary steps are described in the Offering Circular.

In addition, during the second quarter of 2020, the Company distributed 11,621,168.04 Props Tokens with respect to Pending Props that had been rewarded to users during the final two quarters of 2019 and the first two quarters of 2020, and to apps and validators.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: July 9, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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